PUBLIC POWER CORPORATION S.A.
30, Chalkokondili Str.
10432 ATHENS
Greece

BY COURIER

No/Date : F|DI:660|21-11-2007

Securities and Exchange Commission
450 Fifth Street, NW
Washington, D.C. 20549
USA

SUPPL

Public Power Corporation S.A. – File No 82-34707
Submission Pursuant to Rule 12g3-2(b) under
the Securities Exchange Act of 1934

On behalf of Public Power Corporation S.A. ("PPC"), a foreign private issuer that claims exemption pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), in accordance with the requirements of such rule, we enclose an announcement.
This document is furnished on the understanding that it will not be deemed "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act and that the furnishing of such document shall not constitute an admission for any purpose that PPC is subject to the Exchange Act.

If you have any questions or require any additional information, please contact me on +30 210 5225346.
Please acknowledge receipt of this letter and the enclosures by stamping the enclosed copy of this letter and returning it to us by post.

Sincerely,

George Angelopoulos
Chief Financial Officer

Enclosure
- An Announcement

dw 11/27

PUBLIC POWER CORPORATION S.A.

ANNOUNCEMENT

Public Power Corporation S.A. announces that, the presentation to the Analysts for the Strategic Plan of the Company is uploaded on the Company's web site (www.dei.gr).

Athens, 21 November 2007

PUBLIC POWER CORPORATION S.A.
30, Chalkokondili Str.
10432 ATHENS
Greece

RECEIVED
2007 NOV 27 A 12:
OFFICE OF INTERNATIONAL CORPORATE FINANCE

BY COURIER

No/Date :F/D1: 663 | 21-11-2007

Securities and Exchange Commission
450 Fifth Street, NW
Washington, D.C. 20549
USA

Public Power Corporation S.A. – File No 82-34707
Submission Pursuant to Rule 12g3-2(b) under
the Securities Exchange Act of 1934

On behalf of Public Power Corporation S.A. ("PPC"), a foreign private issuer that claims exemption pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), in accordance with the requirements of such rule, we enclose an announcement.
This document is furnished on the understanding that it will not be deemed "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act and that the furnishing of such document shall not constitute an admission for any purpose that PPC is subject to the Exchange Act.

If you have any questions or require any additional information, please contact me on +30 210 5225346.
Please acknowledge receipt of this letter and the enclosures by stamping the enclosed copy of this letter and returning it to us by post.

Sincerely,

George Angelopoulos
Chief Financial Officer

Enclosure
- An Announcement

PUBLIC POWER CORPORATION S.A.

ANNOUNCEMENT

Public Power Corporation S.A. held, on Wednesday 21 November 2007, the presentation to the Analysts for the 9M 2007 financial results and the Strategic Plan of the Company.
The electronic form of the presentation and the speech of the Chairman & CEO Dr. Takis Athanasopoulos, is uploaded on the Company's web site (www.dei.gr).

Athens, 21 November 2007

PUBLIC POWER CORPORATION S.A.
30, Chalkokondili Str.
10432 ATHENS
Greece

RECEIVED
2007 NOV 27 A 10:41

BY COURIER

No/Date : F|DI:662|21-11-2007

Securities and Exchange Commission
450 Fifth Street, NW
Washington, D.C. 20549
USA

Public Power Corporation S.A. – File No 82-34707
Submission Pursuant to Rule 12g3-2(b) under
the Securities Exchange Act of 1934

On behalf of Public Power Corporation S.A. ("PPC"), a foreign private issuer that claims exemption pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), in accordance with the requirements of such rule, we enclose a press release of our 9M 2007 financial results according to International Financial Reporting Standards.

This document is furnished on the understanding that it will not be deemed "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act and that the furnishing of such document shall not constitute an admission for any purpose that PPC is subject to the Exchange Act.

If you have any questions or require any additional information, please contact me on +30 210 5225346.
Please acknowledge receipt of this letter and the enclosures by stamping the enclosed copy of this letter and returning it to us by post.

Sincerely,

George Angelopoulos
Chief Financial Officer

Enclosure

- Press Release of 9M 2007 results (IFRS)

PRESS RELEASE

PPC's CONSOLIDATED 9M 2007 FINANCIAL RESULTS

ATHENS NOVEMBER 21, 2007

- Total Revenues amounted to €3.84 bil versus €3.58 bil in 9M 2006, an increase of 7.4 %.
- During the 3rd quarter of 2007, the negative impact to hydro generation, due to the very low snow and rain fall levels of the first four months of the year continued ,albeit at a lower pace, causing a severe decrease in hydro generation by 53.1% in 9M 2007, compared to 9M 2006.This decrease, resulted in a expenditure of €178m that impacted the 9M 2007 financial results, compared to the financial results of the corresponding period of 2006, as a consequence of the substitution of almost the entire reduction of hydro generation by "expensive fuels" (natural gas and energy purchases).
- Other operating expenses, including lignite, amounted to €410.2m, from €439.8m in 9M 2006, a decrease of 6.7%.
- EBITDA amounted to €610.8m, compared to €631.2m in 9M 2006, a decrease of 3.2%.
- Pre-tax profits in 9M 2007 amounted to €76.6m compared to €105m in 9M 2006, a decrease of €28.4m (27%), while net income amounted to €60.2m, compared to €71.2m, respectively, a decrease of 15.4%.
- Capital expenditure amounted to €584.8m compared to €493m in 9M 2006, an increase of 18.6%.This increase is mainly attributed to capital expenditures for the development of mines and for electricity generation projects.
- Under especially difficult conditions, PPC managed successfully the consequences from the intensive and of a long duration summer heat waves, that tested the country's electricity system, while succeeding, as well, in the quick restoration of damages caused by the catastrophic fires that resulted in numerous and significant electrification problems. These factors, impacted on the financial results of 3Q 2007.

More specifically,

REVENUES

Revenues from energy sales increased by 8.2%, from €3,318.5m in 9M 2006 to € 3,589.6m in 9M 2007, as a result of an increase in the volume of sales by 2.7%, and of annualized average tariff increases of 4.8% in August 2006 and 3.6% in 2007 (April and August). It is noted that, the volume of sales between 3Q 2006 and 3Q 2007 increased by 5% approximately.

In 2006 the Ministry of Development initiated a refund scheme to encourage the reduction of electricity consumption by residential customers. The scheme in question, differentiated, remains in force during the period 1/8/2007-31/7/2008.

Consequently, €17.4m are deducted from the energy sales revenues above, while no corresponding loss is recorded in 9M 2006.

OPERATING EXPENSES

Total operating expenses (excluding depreciation) increased by 9.7%, from €2,944.7m in 9M 2006 to €3,231m in 9M 2007, an increase attributed by 83% approximately, to the increase in expenditure for natural gas and energy purchases that, as stated above, substituted the reduced by half hydro generation, compared to the 2006 corresponding period. More specifically:

- Despite the reduction in natural gas prices (6.4%), the increase in natural gas generation (41.6%) resulted in an increase of the relevant expenditure by 29.9% (€106.8m), from € 356.5m in 9M 2006 to €463.3m in 9M 2007.

- The expenditure for energy purchases increased by 34.5%, an increase of €126.2m from €366.2 m in 9M 2006 to €492.4m in 9M 2007, due to the injection of larger quantities of electric energy from third parties to the System and the Network (+20.5% while System Marginal Prices remained at the 9M 2006 levels) and to the increase of the price of PPC imports (+87.2%), which was not offset by a reduction of imported volumes (41 GWH,-1.8%).

Despite the increase in liquid fuel generation (3.7%), expenditure for liquid fuel, increased by 2.1%, or by €12.1m, from €567.4m in 9M 2006 to €579.5m in 9M 2007, due to the decrease in liquid fuel prices, by approximately 3.5%. It must be noted however, that liquid fuel prices increased by 2% between the 3rd quarters of 2006 and 2007.

Costs for lignite (including payroll, excluding depreciation) and hard coal, marked a total increase of 4.3% (€ 17.2m and €3m respectively), from €469.9m in 9M 2006 to €490.1m in 9M 2007, while lignite cost increased by 5.9% between the 3rd quarters of 2006 and 2007. Lignite generation increased by 4.7% between 9M 2006 and 9M 2007 and by 11.1% between 3Q 2006 and 3Q 2007.

Total payroll expenses including lignite, increased by 5.6% from €998.8m in 9M 2006, to €1,054.3m in 9M 2007. This increase, attributed to the impact of the collective agreement, to seniority salary adjustments, to the distribution of the holiday allowance on an annual basis and to the increase of the average number of seasonal personnel employed in 9M 2007 compared to 9M 2006, was partially offset by a headcount reduction of 719 full time employees, between September 30, 2006 and September 30, 2007.

Provisions decreased by €44.9m, out of which €25.2m refer to the reversal of a provision with respect to the settlement of a receivable from LARCO, a nickel producing company.

Other operating expenses, excluding lignite, increased by 4.5%, from €187.8m in 9M 2006 to €196.2m in 9M 2007.

Based on the estimation of the actual CO_2 emissions during 9M 2007, as well as the projected generation for the October-December 2007 period, the Company estimates that there will be no deficit in CO_2 emission rights for the entire year. Nevertheless, 9M 2007 results have been affected by an expenditure amounting to approximately €5m as a result of the exchange of 2005-2007 CO_2 emission rights with CO_2 emission rights for the period 2008-2012. No corresponding expenditure for CO_2 emission rights was recorded in 9M 2006.

Mainly as a consequence of the reduction by 53.1% of hydro generation and the forced shift to natural gas and energy purchases, EBITDA decreased by 3.2% compared to 9M 2006, from €631.2m in 9M 2006 to €610.8m in 9M 2007. The annualised average electricity tariff adjustments of 4.8% in August 2006 and 3.6% in 2007 were not sufficient to cover the negative impact from the significant rise in the expenditure for natural gas and energy purchases, taking also into consideration the fact of a revenue loss of €17.4m, reflecting the impact of an incentive scheme to residential customers for the reduction of energy consumption.

EBITDA margin reached 15.9%, compared to 17.7% in 9M 2006.

FINANCIAL EXPENSES

Due to the significant increase of lending rates between September 30, 2007 and September 30, 2006, the increase in debt to €3.982m at the end of 9M 2007, from €3.862m at the end of 9M 2006 and to a decrease in financial income that is attributed to the change in the fair values of outstanding derivatives as of 30.9.2007, net financial expenses increased to €112.9m in 9M 2007, from €96.9m in 9M 2006.

PARTICIPATION IN ASSOCIATED COMPANIES

The share of profits in associated companies of €11.3m, corresponds to the fact that LARCO, in which PPC holds a 28.6% stake, is improving its profitability.

The share of loss in associated companies of €9m, corresponds to Tellas S.A., the telecommunications company (loss €8.3 m) and to SENCAP SA. - PPC's joint venture with Contour Global - (loss of €0.7m) while, the amount of €4.8m loss in 9M 2006, corresponds only to PPC's investment in Tellas S.A.

FULL TIME PAYROLLS

Full time payrolls, excluding personnel assigned to the Hellenic Transmission System Operator (HTSO), were reduced to 25,810 compared to 26,529 at the end of 9M 2006.

The financial information contained in this statement has been prepared according to International Financial Reporting Standards, formerly International Accounting Standards.

Summary Financials (€ mil)

	9M 2007 Unaudited	9M 2006 Unaudited	Δ%		9M 2007 Unaudited	9M 2006 Unaudited	Δ%
	GROUP				PARENT COMPANY		
Total Revenues	3,841.8	3,575.9	7.4%		3,841.8	3,575.9	7.4%
EBITDA	610.8	631.2	-3.2%		605.1	627.3	-3.5%
EBITDA Margin	15.9%	17.7%			15.8%	17.5%	
Profit before Taxes & Fin.Expenses (EBIT)	180.3	188.4	-4.3%		178.1	188.4	-5.5%
EBIT Margin	4.7%	5.3%			4.6%	5.3%	
Net Income	60.2	71.2	-15.4%		64.3	75.9	-15.3%
EPS (In euro)	0.26	0.31	-16.1%		0.25	0.33	-24.2%
No of Shares (m.)	232	232			232	232	
Net Debt	3,871.2	3,772.3	2.6%		3,878.6	3,722.7	4.2%

Summary Profit & Loss (€ mil)

	9M 2007 Unaudited	9M 2006 Unaudited	Δ%	9M 2007 Unaudited	9M 2006 Unaudited	Δ%
	GROUP			PARENT COMPANY		
Total Revenues	3,841.8(1)	3,575.9	7.4%	3,841.8(1)	3,575.9	7.4%
- Revenues from energy sales	3,589.6	3,318.5	8.2%	3,589.6	3,318.5	8.2%
- Refund to residential customers	-17.4(1)	0		-17.4(1)	0	
- Revenues from HTSO	220.7	212.1	4.1%	220.7	212.1	4.1%
- Other revenues	48.9	45.3	7.9%	48.9	45.3	7.9%
Total Operating Expenses (excl. depreciation)	3,231	2,944.7 (2)	9.7%	3,236.7	2,948.6 (2), (3)	9.8%
- Payroll expenses, excluding lignite	803.8	761.6 (2)	5.5%	800.4	758.9(2), (3)	5.5%
- Lignite	490.1	469.9	4.3%	490.1	469.9	4.3%
- Total other Fuel Expenses	1,042.8	923.9	12.9%	1,042.8	923.9	12.9%
- Energy Purchases	492.4	366.2	34.5%	503.7	373.5 (3)	34.9%
- Transmission System Usage	231.3	216	7.1%	231.3	216	7.1%
- Provisions	-25.6	19.3		-25.6	19.3	
- Other operating expenses, excluding lignite	196.2	187.8	4.5%	194	187.1 (3)	3.7%
EBITDA	610.8	631.2 (2)	-3.2%	605.1	627.3(2)	-3.5%
EBITDA Margin	15.9%	17.7%		15.8%	17.5%	
Depreciation and amortization	430.5	442.8	-2.8%	427	438.9 (3)	-2.7%
Profit before Taxes & Fin.Expenses (EBIT)	180.3	188.4 (2)	-4.3%	178.1	188.4 (2), (3)	-5.5%
EBIT Margin	4.7%	5.3%		4.6%	5.3%	

Financial Expenses	106	89.8	18%		106	90.1	17.6%
- Net Financial Expenses	112.9	96.9	16.5%		112.9	97.2	16.2%
- Foreign Currency Gains / (Losses)	6.9	7.1	-2.8%		6.9	7.1	-2.8%
Share of loss in associated companies	9	4.8	87.5%		0	0	
Share of profits in associated companies	11.3	11.2			0	11.2	
Pre-tax Profits from continuing operations	76.6	105 (2)	-27%		72.1	109.5 (2), (3)	-34.2%
Profit after tax from continuing operations	60.2	71.2 (2)	-15.4%		57.9	75.7(2), (3)	-23.5%
Profit after tax of disposal group	0	0			6.4	0.2	
Net Income	60.2	71.2 (2)	-15.4%		64.3	75.9(2), (3)	-15.3%
EPS (in Euro)	0.26	0.31	-16.1%		0.25	0.33	-24.2%

Summary Balance Sheet & Capex (€ m)

	9M 2007 Unaudited	9M 2006 Unaudited	Δ%		9M 2007 Unaudited	9M 2006 Unaudited	Δ%
	GROUP				PARENT COMPANY		
Total Assets	13,312	12,840.7	3.7%		13,401.5	12,897.9	3.9%
Net Debt	3,871.2	3,772.3	2.6%		3,878.6	3,722.7	4.2%
Total Equity	5,115.2	5,125.2 (2)	-0.2%		5,199	5,182.5 (2), (3)	0.3%
Capital expenditure	584.8	493	18.6%		584.7	493	18.6%

(1) In 2006, the Ministry of Development initiated a refund scheme to encourage the reduction of electricity consumption by residential customers. This policy continues in the period August 1, 2007 and July 31,2008.

Specifically, a 5% reimbursement of the total electricity bill for the period August 1, 2006 to July 31, 2007 is provided to customers with an annual consumption of up to 6.000 kWh who reduced consumption, compared to the corresponding previous annual period, by 4% or more, and to customers with an annual consumption of 6.000 kWh - 12.000 kWh who reduced consumption by 6% or more.

As stated above, a similar measure is in effect for the period August 1, 2007 to July 31, 2008, offering a 5% total electricity bill reimbursement to customers with an annual consumption of up to 12.000 kWh who reduce consumption by at least 6%, compared to the consumption of the corresponding previous annual period.

(2) Adjusted upwards by €1.33m due to the identification and recognition by the Parent Company in 2006 of certain payroll obligations for which no liability had been recognised in previous periods.

(3) In December 2006, the Parent Company decided to transfer through the procedure of disposal of a group classified as "held for sale", to its wholly owned subsidiary PPC Renewables S.A., fixed assets that are used by the Renewable Energy Sources Sector, by an equal increase of its participation to the subsidiary. The amount of €6.4m in the financial statements of the Parent Company for 9M 2007 represents the net income of the disposal group.

Dr. Takis Athanasopoulos Public Power Corporation's Chairman and Chief Executive Officer, said:

«In 2007 we have continued the intensification of our efforts for internal financial discipline through the containment of directly controllable costs and the policy of recovering doubtful claims bears encouraging results. Thus, other operating expenses of the Company decreased by €30m approximately, a reduction of 6.7%, compared to the corresponding period of the previous year.

However, as I mentioned during the announcement of the Company's financial results for the first semester of this year, the negative consequences from the severe decrease in hydro generation, continues to be the crucial factor having a negative impact on the profitability of PPC. We estimate that, the profitability of the Company - despite a relatively small increase in hydro generation between the second and the third quarters of 2007- would have been higher by €180m approximately, compared to 9M 2006, had we not been forced to substitute the lack of hydro with generation from natural gas and energy purchases. On the other hand, tariff increases still do not reflect the real cost of electricity. Thus, the negative impact of the increased expenditure to cover electricity demand, was absorbed only to a limited degree.

I would like to take this opportunity, to draw attention once more to the extremely adverse conditions that we faced during the previous summer from forest fires and heat waves. These events resulted in unforeseen and extraordinary expenses that impacted negatively on our results. I would also like to stress the paramount contribution of PPC employees to the quick and successful restoration of all the relevant problems.
Finally, as foreseen from the start, 2007 is expected to be a challenging year, but I hope that the, according to our view, imperative reforms in the Greek electricity market will proceed soon».

For further information, please contact:

George Angelopoulos, Chief Financial Officer, Tel: +30 210 5225346.

The financial data and relevant information on the Financial Statements for 9M 2007, shall be published in the Press, on November 27, 2007.

The financial data and relevant information on the Financial Statements for 9M 2007, as well as the Financial Statements for 9M 2007, on a standalone and on a consolidated basis shall be uploaded to the Company's web site (www.dei.gr) on November 26,2007 after the closing of the Athens Stock Exchange.

END